Exhibit 99.2

Meiwu Technology Co., Limited Reports Unaudited Financial Results for the First Half Fiscal Year of 2022

Shenzhen, November 23, 2022 — Meiwu Technology Co., Limited (NASDAQ: WNW) (“Meiwu” or the “Company”), an online and mobile commerce company providing organic and green food products to customers on its online platform and in its restaurant in China. The Company today announced its unaudited financial results for the six months ended June 30, 2022.

First Half Fiscal Year of 2022 Operating Highlights

●	Registered users of the Company’s online planform were 711,534 as of June 30, 2022, compared to 672,398 as of June 30, 2021.

●	Average daily active users (“DAUs”) of the Company’s online platform decreased to approximately 197.3 from 894.98 in the same period of 2021.

●	Number of merchants carried in the Company’s online platform were 504 as of June 30, 2022, compared to 417 as of June 30, 2021.

●	Type of goods carried in the Company’s online platform were 3,225 as of June 30, 2022, compared to 3,607 as of June 30, 2021.

First Half Fiscal Year of 2022 Financial Highlights

●	Total revenues in the first half fiscal year of 2022 decreased by 84.45% to US$1.17 million compared to US$7.50 million in the same period of 2021.

●	Net loss in the first half fiscal year of 2022 increased by 354.30% to US$5.53 million from US$1.22 million in the same period of 2021.

First Half Fiscal Year of 2022 Key Operating Metrics

The Company monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions.

Registered users of the Company’s online platform. The Company defines this metric as the total number of the registered users of the Company’s online platform as of the end of the period. As an online and mobile e-commerce business, the Company believes that this is a key operating metric for understanding the growth of its business. The Company views the number of registered users at the end of a given period as a key indicator of the attractiveness and usability of its online platform traffic. As of June 30, 2022, the registered users of Meiwu’s online platform exceeded 711,534, as compared to 672,398 as of June 30, 2021. The Company believes that this increase in registered users demonstrates the successful conversion of the Company’s offline customers to its online users.

Daily Active Users (DAUs). The Company defines daily active users, or DAUs, as users who have logged in or accessed its online platform, whether on a mobile phone or tablet. The Company calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. The DAU number is a metric that Meiwu’s management uses to manage their operations. In particular, its management sets daily targets of DAUs and monitors the DAUs to see whether the Company needs to make adjustments as to the promotional activities and advertising campaigns. For the six months ended June 30, 2022 and 2021, the average DAUs were 197.3 and 894.98 respectively.

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Number of merchants. The company defines this metric as the total number of the merchants which sell goods on Meiwu’s online platform as of the end of the period. Merchants sell goods on Meiwu’s online platform after passing the Company’s inspection and evaluation. The number of merchants were 504 as of June 30, 2022, compared to 417 as of June 30, 2021.

Impacts of the COVID-19 Pandemic. During the first half fiscal year of 2022, there had been outbreaks of the Omicron and other variants of the COVID-19 and the local governments in China placed lockdown and mass testing policies in several cities, including Shenzhen, Xi’an and Shanghai, where our customers and suppliers operate  . The travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments. The temporary closure of office buildings and facilities severely impacted the operation OF the offline stores and the fulfillment of the online orders. The business of Meiwu has been adversely impacted by the COVID-19 pandemic, and the sales has been significantly decreased. With the Company’s efforts in the marketing, the Company expects its sales performance to recover and grow in the second half fiscal year of 2022.

First Half Fiscal Year of 2022 Financial Results

Revenues in the first half fiscal year of 2022 decreased by 84.45% to US$1.17 million compared to US$7.50 million in the same period of 2021, which was mainly due to the decrease in online retail revenues and offline revenue. Compared to the first half fiscal year of 2021 caused by the impact of COVID-19.

Total operating expenses in the first half fiscal year of 2022 increased by 95.09% to US$5.71 million from US$2.93 million in the same period of 2021.

●	Cost of revenues in the first half fiscal year of 2022 decreased by 82.49% to US$1.02 million from US$5.80 million in the same period of 2021, mainly due to the decrease of online retail business and offline business. The downward trend of cost of revenues was close to the decrease of the revenues.

●	Sales and marketing expenses in the first half fiscal year of 2022 decreased by 72.86% to US$0.41 million from US$1.53 million in the same period of 2021, mainly due to the decrease in revenue leads to a decrease in commission service fee.

●	General and administrative expenses in the first half fiscal year of 2022 increased by 354.76% to US$5.12 million from US$1.13 million in the same period of 2021, mainly due to the increase in financing charges of convertible notes and warrants, employee salary and service fee as compared to the same period of 2021.

●	Research and development expenses in the first half fiscal year of 2022decreased by 36.59% to US$0.17 million from US$0.27 million in the same period of 2021, mainly due to the salary and software service fee decreased in the first half fiscal year of 2022 compared to the same period of 2021.

Gross Profit in the first half fiscal year of 2022 was US$0.15 million, decreasing 91.13% from US$1.70 million in the same period of 2021. Gross margin in the first half fiscal year of 2022 was 12.92%, compared to 22.65% for the same period of 2021.

Net loss in the first half fiscal year of 2022 increased by 354.30% to US$5.53 million from US$1.22 million in the same period of 2021. The net loss decreased mainly due to the increase in general and administrative expenses in the first half fiscal year of 2022 compared to the same period of 2021.

Basic and diluted loss per share in the first half fiscal year of 2022 was US$0.17, compared to US$0.04 in the same period of 2021.

Net cash used in operating activities in the first half fiscal year of 2022 was US$10.07 million, compared to US$6.96 million in the same period of 2021. In this first half year, we spent substantially on the continued expansion of the business. Further increase spending on marketing and development of online platform and Meiwu App’s.

As of June 30, 2022, the Company had cash and cash equivalents of US$24.47 million, compared to US$26.63 million as of December 31, 2021.

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About Meiwu Technology Company Limited

Meiwu Technology Company Limited is a British Virgin Islands company incorporated on December 4, 2018, and conduct our business in China through our subsidiaries and variable interest entity, Wunong Technology (Shenzhen) Co., Ltd. The group is an online and mobile commerce company and conduct our business through our online retail store on the website www.wnw108.com. The group sell a myriad of food products on the website all the food products sold on the website are from the suppliers. The group do not sell genetically modified food and committed to providing our customers with safe, high-quality, nutritious, tasty and non-genetically modified food products through our portfolio of trusted and well-known suppliers. Optimizing the Website and real-time data, the group able to respond to and match supply with demand for food products in keeping with consumer trends.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20F filed with the SEC on June 30, 2021, the Current Report on Form 6-K filed with the SEC on August 31, 2021, which may be amended from time to time, and in our Quarterly Report on Form 6-K that will be filed following this earnings release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Meiwu Technology Company Limited

Xinliang Zhang

Email: meiwuBS@usmeiwu.com

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2021	June 30, 2022
		(Unaudited)
ASSETS
Current Assets:
Cash	$26,634,332	$24,466,120
Accounts receivable	433,002	884,647
Inventories, net	432,955	335,838
Advances to suppliers, net	231,230	5,621,667
Loan receivable	-	-
Other current assets	259,170	3,534,486
Total Current Assets	27,990,689	34,842,758
Property and equipment, net	279,518	237,639
Right of use lease assets, net	19,833	222,874
Goodwill	-	12,232,132
TOTAL ASSETS	$28,290,040	$47,535,403

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$1,659,501	$2,018,074
Short-term loan	47,054	268,285
Contract liabilities	1,153,717	5,133,661
Lease liabilities	19,068	158,535
Accrued expenses and other current liabilities	928,072	914,751
Total Current Liabilities	3,807,412	8,493,306
Due to related parties	6,442,729	6,433,534
Long-term loan	414,072	281,530
Convertible notes	-	4,872,030
Derivative financial liabilities	-	2,883,054
Lease liabilities	-	50,761
Total Non-current liabilities	6,856,801	14,520,909
TOTAL LIABILITIES	$10,664,213	$23,014,215

Commitment and Contingencies
Stockholders’ Equity
Ordinary Shares, no par value, unlimited shares authorized; 48,945,313 and 32,968,755 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	$-	$-
Additional paid-in capital	23,385,695	36,802,261
Accumulated deficit	(6,009,313)	(11,514,459)
Accumulated other comprehensive (loss) income	253,736	(737,397)
Equity attributable to owners of the Company	17,630,118	24,550,405
Non-controlling interests	(4,291)	(29,217)
Total Stockholders’ Equity	17,625,827	24,521,188
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,290,040	$47,535,403

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended June 30,
	2021	2022
NET REVENUE	$7,499,540	$1,166,425
COST OF REVENUE	(5,800,663)	(1,015,769)
GROSS PROFIT	1,698,877	150,656

OPERATING EXPENSES
Sales and Marketing Expenses	(1,528,278)	(414,750)
General and Administrative Expenses	(1,126,347)	(5,122,188)
Research and Development Expenses	(271,925)	(172,437)
Total operating expenses	(2,926,550)	(5,709,375)
LOSS FROM OPERATIONS	(1,227,673)	(5,558,719)

Other Income, net	10,409	28,647
LOSS BEFORE INCOME TAX	(1,217,264)	(5,530,072)
Provision for Income Taxes	-	-
NET LOSS	(1,217,264)	(5,530,072)
Less: net loss attributable to non-controlling interest		(24,926)
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	176,491	(991,133)
TOTAL COMPREHENSIVE LOSS	$(1,040,773)	$(6,521,205)

LOSS PER SHARE – BASIC AND DILUTED	(0.04)	(0.17)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	25,000,000	39,376,394

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2021	2022
Net cash used in operating activities	(6,960,387)	(10,073,063)
Net cash provided by (used in) investing activities	(58,850)	(26,915)
Net cash provided by financing activities	415,690	7,670,698
Effect of changes of foreign exchange rate on cash	60,563	261,068
Net increase in cash	(6,542,984)	(2,168,212)
Cash, beginning of the period	7,027,964	26,634,332
Cash, end of the period	484,980	24,466,120

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